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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
JLM Industries, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
46621D 10 3 (CUSIP Number)
Copies to:
John L. Macdonald c/o JLM Industries, Inc. 8675 Hidden River Parkway Tampa, Florida 33637 (813) 632-3310	Philip S. Sassower c/o SG Phoenix Ventures LLC 135 East 57th Street, 12th Floor New York, New York 10022 (212) 759-1909	David M. Warburg, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 26, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            46621D 10 3

1.	Names of Reporting Persons. John L. Macdonald I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 280,917 shares
Beneficially
Owned by Each		8.	Shared Voting Power 3,778,608 shares(1)
Reporting
Person With		9.	Sole Dispositive Power 280,917 shares

		10.	Shared Dispositive Power 2,429,608 shares(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,059,525 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 41.4%

14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 1,349,000 shares of common stock held of record by Derry L. Macdonald. Mr. Macdonald is deemed to beneficially own such 1,349,000 shares because Mr. Macdonald has the right to vote such shares pursuant to the terms of a Stockholders Voting Agreement, Irrevocable Proxy and Right of First Refusal dated September 17, 1999 ("Stockholders' Agreement"). Ms. Derry Macdonald is not a Reporting Person for the purposes of this Schedule 13D and is not a member of the group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or this Schedule 13D.

(2)
Excludes 1,349,000 shares of common stock held of record by Derry Macdonald, which shares are covered by the Stockholders' Agreement.

  CUSIP No.            46621D 10 3

1.	Names of Reporting Persons. Irrevocable Trust created under Agreement dated December 15, 1995 between John Macdonald as Grantor and Maxwell Stolzberg as Trustee (the "Irrevocable Trust")
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Florida Irrevocable Trust

Number of Shares		7.	Sole Voting Power -0- shares
Beneficially
Owned by Each		8.	Shared Voting Power 2,429,608 shares
Reporting
Person With		9.	Sole Dispositive Power -0- shares

		10.	Shared Dispositive Power 2,429,608 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,429,608 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.            46621D 10 3

1.	Names of Reporting Persons. Maxwell Stolzberg as Trustee of the Irrevocable Trust I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power -0- shares
Beneficially
Owned by Each		8.	Shared Voting Power 2,429,608 shares
Reporting
Person With		9.	Sole Dispositive Power -0- shares

		10.	Shared Dispositive Power 2,429,608 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,429,608 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.            46621D 10 3

1.	Names of Reporting Persons. Philip S. Sassower I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power -0- shares
Beneficially
Owned by Each		8.	Shared Voting Power 2,000,0000 shares(3)
Reporting
Person With		9.	Sole Dispositive Power -0- shares

		10.	Shared Dispositive Power 2,000,000 shares(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,000 shares(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.5%

14.	Type of Reporting Person (See Instructions) IN

(3)
Includes 2,000,000 shares held by Phoenix JLM Holdings, LLC, of which Mr. Sassower is a managing member of its managing member.

  CUSIP No.            46621D 10 3

1.	Names of Reporting Persons. Andrea Goren I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power -0- shares
Beneficially
Owned by Each		8.	Shared Voting Power 2,000,0000 shares(4)
Reporting
Person With		9.	Sole Dispositive Power -0- shares

		10.	Shared Dispositive Power 2,000,000 shares(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 shares(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.5%

14.	Type of Reporting Person (See Instructions) IN

(4)
Includes 2,000,000 shares held by Phoenix JLM Holdings, LLC, of which Mr. Goren is a managing member of its managing member.

  CUSIP No.            46621D 10 3

1.	Names of Reporting Persons. Phoenix JLM Holdings, LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization New York

Number of Shares		7.	Sole Voting Power -0- shares
Beneficially
Owned by Each		8.	Shared Voting Power 2,000,000 shares
Reporting
Person With		9.	Sole Dispositive Power -0- shares

		10.	Shared Dispositive Power 2,000,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.            46621D 10 3

1.	Names of Reporting Persons. SG Phoenix Ventures LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization New York

Number of Shares		7.	Sole Voting Power -0- shares
Beneficially
Owned by Each		8.	Shared Voting Power 2,000,000(5) shares
Reporting
Person With		9.	Sole Dispositive Power -0- shares

		10.	Shared Dispositive Power 2,000,000(5) shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000(5) shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 20.5%

14.	Type of Reporting Person (See Instructions) OO

(5)
Includes 2,000,000 shares held by Phoenix JLM Holdings, LLC, of which SG Phoenix Ventures LLC is the managing member.

        This Schedule 13D is being filed jointly by John L. Macdonald, the Irrevocable Trust created under Agreement dated December 15, 1995 between John Macdonald as Grantor and Maxwell Stolzberg as Trustee (the "Irrevocable Trust"), Maxwell Stolzberg, as Trustee of the Irrevocable Trust, Phoenix JLM Holdings, LLC ("Phoenix"), SG Phoenix Ventures LLC ("Ventures"), Philip S. Sassower, and Andrea Goren (collectively, the "Reporting Persons," and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

        This Schedule 13D also constitutes Amendment No. 1 to the Schedule 13D of John L. Macdonald, the Irrevocable Trust, Maxwell Stolzberg, as Trustee of the Irrevocable Trust, Philip S. Sassower, Phoenix Enterprises LLC, The Philip S. Sassower 1996 Charitable Remainder Annuity Trust, Edward Sassower, Wendy Sassower, Edward Sassower, as Custodian for William and James Sassower, Mark Sassower, Jill Sassower, Mark Sassower, as Custodian for Rachel, Lauren and David Sassower, Robert Sassower, Caroline O. Sack, Jonathan Sack, as Custodian for Elizabeth and Charlotte Sack, Goren Brothers Limited Partnership, JAM Capital Assoc., LLC, Daryl Lee Scot LLC, and the Michael G. Jesselson 4/8/71 Trust, originally filed on July 3, 2003.

        This Schedule 13D constitutes the initial filing of Phoenix, Ventures and Andrea Goren.

        Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Item 1. Security and Issuer

        This Schedule 13D relates to shares of common stock, $.01 par value (the "Common Stock"), of JLM Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 8675 Hidden River Parkway, Tampa, Florida 33637.

Item 2. Identity and Background

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k) under the Act.

  •
  John Macdonald, a United States citizen, is the Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Macdonald's business address is 8675 Hidden River Parkway, Tampa, Florida 33637.

  •
  The Irrevocable Trust is a trust organized under and governed by the laws of the State of Florida. The Irrevocable Trust was formed to hold title to and control the disposition of assets placed in the Irrevocable Trust by its grantor, Mr. Macdonald, from time to time, and to facilitate financial planning activities of Mr. Macdonald. The principal office and business address of the Irrevocable Trust is 460 Park Avenue, New York, New York 10022.

  •
  Maxwell Stolzberg, the Trustee of the Irrevocable Trust, is a United States citizen and general counsel for the Schwartzberg Companies. Mr. Stolzberg's business address is 44 South Broadway, Suite 614, White Plains, New York 10601.

  •
  Phoenix is a Delaware limited liability company. The principal business of Phoenix is to invest in and hold the Common Stock of the Company. The principal office and business address of Phoenix is 135 East 57th Street, 12th Floor, New York, New York 10022

  •
  Ventures is a Delaware limited liability company. The principal business of Ventures is to manage private equity investment funds such as Phoenix. The principal office and business address of Ventures is 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  Philip Sassower, a United States citizen, is a member of Ventures. Mr. Sassower is a former director of the Company and resigned from the Company's Board of Directors effective May 29, 2003. Mr. Sassower's business address is 135 East 57th Street, 12th Floor, New York, New York 10022.

  •
  Andrea Goren, a United States citizen, is a member of Ventures. Mr. Goren's business address is 135 East 57th Street, 12th Floor, New York, New York 10022.

        During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The shares of the Common Stock held of record by Phoenix were acquired in exchange for membership interests in Phoenix.

Item 4. Purpose of Transaction

        The purpose of the acquisition of the shares of Common Stock of the Company by Phoenix is to facilitate a merger (the "Merger") of the Company with JLMI Holdings, LLC ("Holdings"), a company formed by Mr. Macdonald and Phoenix. Pursuant to the Merger, Holdings will acquire all of the outstanding shares of Common Stock of the Company not currently owned by the Reporting Persons. Under the terms of the agreement and plan of merger, dated as of October 30, 2003 (the "Merger Agreement"), by and among the Company, Holdings, JLMI Holding Corp. and JLMI Acquisition Corp. ("Acquisition Corp."), upon completion of the Merger (i) all of the outstanding shares of Common Stock, other than shares held by the Reporting Persons (excluding 508,485 shares of Common Stock held by Mr. Macdonald), would be cancelled and the stockholders would be entitled to receive $1.40 in cash for each share, (ii) all outstanding options and warrants issued by the Company will be cancelled, with the holders of such options and warrants entitled to receive an amount of cash equal to the excess, if any, of $1.40 per share over the exercise price per share of such option or warrant multiplied by the number of shares then issuable thereunder, if any, and (iii) the Company would merge with Acquisition Corp., an indirect wholly-owned subsidiary of Holdings, with the Company continuing as the surviving corporation.

        Consummation of the proposed Merger is subject to, among other things, (i) approval and adoption of the Merger Agreement by the affirmative vote of holders representing a majority of the shares of Common Stock entitled to vote, and (ii) the receipt of all necessary regulatory approvals. In the event the Merger is consummated, the registration of the Common Stock, pursuant to Section 12(g) of the Act, would be terminated and the Common Stock would cease to trade on Nasdaq.

        Except as contemplated by the proposed Merger, and the transactions contemplated thereby, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

        (a)   John Macdonald is the beneficial owner of an aggregate of 4,059,525 shares of Common Stock, which constitutes approximately 41.4% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Mr. Macdonald includes (i) 2,429,608 shares of Common Stock held of record by the Irrevocable Trust, (ii) 1,349,000 shares of Common Stock held of record by Derry L. Macdonald, (iii) 167,040 shares of Common Stock held of record by two irrevocable trusts created for the benefit of Mr. Macdonald's children, in which Mr. Macdonald is the trustee and to which Mr. Macdonald disclaims beneficial ownership, (iv) 78,877 shares of Common Stock held of record by Mr. Macdonald, and (v) options to purchase 35,000 shares of Common Stock held by Mr. Macdonald. Ms. Derry Macdonald is not a Reporting Person for purposes of this Schedule 13D and is not a member of the group for purposes of Section 13(d)(3) of the Act and this Schedule 13D.

        The Irrevocable Trust is the record owner of an aggregate of 2,429,608 shares of Common Stock of which Mr. Stolzberg is trustee and Mr. Macdonald is the grantor and sole beneficiary, which constitutes approximately 24.9% of the issued and outstanding shares of Common Stock as of the date hereof.

        Maxwell Stolzberg, as trustee of the Irrevocable Trust, is the beneficial owner of an aggregate of 2,429,608 shares of Common Stock held of record by the Trust, which constitutes approximately 24.9% of the issued and outstanding shares of Common Stock as of the date hereof.

        Phoenix is the record owner of 2,000,000 shares of Common Stock, which constitutes approximately 20.5% of the issued and outstanding shares of Common Stock as of the date hereof.

        Ventures may be deemed to be the beneficial owner of an aggregate of 2,000,000 shares of Common Stock, which constitutes approximately 20.5% of the issued and outstanding shares of Common Stock as of the date hereof, held of record by Phoenix, of which Ventures (of which Messrs. Sassower and Goren are the managing members) is the managing member.

        Philip Sassower may be deemed to be the beneficial owner of an aggregate of 2,005,000 shares of Common Stock, which constitutes approximately 20.5% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Mr. Sassower includes (i) 2,000,000 shares of Common Stock held of record by Phoenix and beneficially owned by Ventures, its managing member, of which Mr. Sassower is a managing member, and (ii) options to purchase 5,000 shares of Common Stock held by Mr. Sassower.

        Andrea Goren may be deemed to be the beneficial owner of an aggregate of 2,000,000 shares of Common Stock, which constitutes approximately 20.5% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Mr. Goren consists of 2,000,000 shares of Common Stock held of record by Phoenix and beneficially owned by Ventures, its managing member, of which Mr. Goren is a managing member.

        (b)   Pursuant to the terms of a Stockholders Voting Agreement, Irrevocable Proxy and Right of First Refusal dated September 17, 1999 (the "Stockholders' Agreement"), John Macdonald has been granted an irrevocable proxy to vote all of the shares of Common Stock held of record by Derry B. Macdonald in accordance with the terms of the Stockholders' Agreement. Ms. Macdonald has sole dispositive power over these shares of Common Stock. Mr. Macdonald has sole voting and dispositive power over the shares of Common Stock held of record by the two irrevocable trusts created for the benefit of his children and over the shares of Common Stock held of record by him. Until the stock options held by Mr. Macdonald are exercised, Mr. Macdonald does not have any power to vote or dispose of any of the shares of Common Stock that may be issued upon exercise of such options.

        Under terms of the Irrevocable Trust, Maxwell Stolzberg, as trustee, has the full and exclusive right and power to vote and dispose of all shares of the Common Stock held by the Irrevocable Trust.

However, as a result of Mr. Macdonald's right to terminate the Irrevocable Trust by providing written notice at certain specified times and acquire beneficial ownership of the shares of Common Stock held by the Irrevocable Trust, Mr. Macdonald and Mr. Soltzberg may be deemed to share voting and investment control with respect to the shares of Common Stock held by the Irrevocable Trust.

        As the managing member of Phoenix, Ventures shares voting and dispositive power with Phoenix over the shares of Common Stock held by Phoenix.

        As a managing member of Ventures, the managing member of Phoenix, Mr. Sassower shares voting and dispositive power with Phoenix over the shares of Common Stock held by Phoenix. Until the stock options held by Mr. Sassower are exercised, Mr. Sassower does not have any power to vote or dispose of any of the shares of Common Stock that may be issued upon exercise of such options.

        As a managing member of Ventures, the managing member of Phoenix, Mr. Goren shares voting and dispositive power with Phoenix over the shares of Common Stock held by Phoenix.

        (c)   None of the Reporting Persons have effected any transactions in the Common Stock during the past sixty (60) days.

        (d)   Not applicable.

        (e)   On July 29, 2003, The Philip S. Sassower 1996 Charitable Remainder Annuity Trust ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of Common Stock of the Company.

        On January 26, 2004, Phoenix Enterprises LLC, Edward Sassower, Wendy Sassower, Edward Sassower, as Custodian for William and James Sassower, Mark Sassower, Jill Sassower, Mark Sassower, as Custodian for Rachel, Lauren and David Sassower, Robert Sassower, Caroline O. Sack, Jonathan Sack, as Custodian for Elizabeth and Charlotte Sack, Goren Brothers Limited Partnership, JAM Capital Assoc., LLC, Daryl Lee Scot LLC, and the Michael G. Jesselson 4/8/71 Trust ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        On July 28, 2003, Philip Sassower and John Macdonald executed a Memorandum of Understanding setting forth the terms and conditions under which Holdings will operate.

        On October 20, 2003, Holdings and Phoenix executed a commitment letter whereby Phoenix agreed to provide Holdings with financing of an aggregate amount up to $15 million, with no more than $10 million to be used to provide the cash consideration to be paid in the Merger to the shareholders of the Company other than Holdings and for other Merger-related expenses of Holdings and the Company. The remainder of the funds will be used for general working capital of the Company and its subsidiaries. The amount financed will be for a term of 60 months (pre-payable at the Company's option without penalty) and will carry a floating interest rate of between 10% and 14%.

        Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer of or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

  Exhibit A: Joint Filing Agreement, dated February 10, 2004, by and between the Reporting Persons.

  Exhibit B: Agreement and Plan of Merger, dated as of October 30, 2003, by and among JLM Industries, Inc., JLMI Holding Corp., JLMI Holdings, LLC, and JLMI Acquisition Corp. (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on November 5, 2003).

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 10, 2004
/s/ JOHN L. MACDONALD John L. Macdonald
IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED DECEMBER 15, 1995 BETWEEN JOHN MACDONALD, AS GRANTOR AND MAXWELL STOLZBERG, AS TRUSTEE.
	By:	/s/ MAXWELL STOLZBERG Maxwell Stolzberg, Trustee
/s/ MAXWELL STOLZBERG Maxwell Stolzberg, as Trustee
/s/ PHILIP S. SASSOWER Philip S. Sassower
/s/ ANDREA GOREN Andrea Goren
PHOENIX JLM HOLDINGS, LLC
	By:	SG Phoenix Ventures LLC, its Managing Member
	By:	/s/ PHILIP S. SASSOWER Philip S. Sassower, Managing Member
SG PHOENIX VENTURES LLC
	By:	/s/ PHILIP S. SASSOWER Philip S. Sassower, Managing Member

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